Exhibit d.2

THE COMMONWEALTH OF MASSACHUSETTS
DEPARTMENT OF
TELECOMMUNICATIONS AND ENERGY

November 26, 1999


D.T.E. 99-80


Petition of Connecticut Light & Power Company for findings required under
Section 32C of the Public Utility Holding Company Act of 1935.
__________________________________________________________________________

APPEARANCES: Stephen H. Klionsky, Esq.
260 Franklin Street
Boston, MA 02110
-and-
Cynthia Brodhead, Esq.
Northeast Utilities Service Company
107 Selden Street
Berlin, CT 06037
FOR: THE CONNECTICUT LIGHT AND POWER COMPANY
Petitioner


Dwight A. Johnson, Esq.
Murtha, Cullina, Richter and Pinney LLP
CityPlace I
185 Asylum Street
Hartford, CT 06103
-and-
Michael Yount, Esq.
1221 Nicollet Mall, Suite 700
Minneapolis, MN 55403
FOR: NRG ENERGY, INC.
Intervenor

Philip M. Small, Esq.
Northeast Utilities Service Company
P.O. Box 270
Hartford, CT 06141
Intervenor


I.  INTRODUCTION

On September 3, 1999, The Connecticut Light and Power Company ("CL&P") filed with the Department of Telecommunications and Energy ("Department") a petition requesting that the Department make the requisite findings pursuant to 15 U.S.C. Section 79z-5a in connection with CL&P's sale of 2,235 megawatts ("MW") of its fossil-fueled generating assets to NRG Energy, Inc. ("NRG"), and 1,058 MW of its hydroelectric generating assets to Northeast Generation
Company ("NGC") (collectively, the "assets"). <1>   Specifically, CL&P
requests that the Department consider the assets as facilities eligible to be exempt wholesale generators ("EWG") by the Federal Energy Regulatory
Commission ("FERC"), pursuant to 15 U.S.C. Section 79z-5a(c).<2>   In
accordance with 15 U.S.C. Section 79z-5a(c), for an asset to be considered an "eligible facility," the Department must find that the divestiture of the assets would:(1) benefit consumers, (2) be in the public interest, and (3) be in conformance with state law. The petition was docketed as D.T.E. 99-80. The Department granted the petitions to intervene of NRG and NGC.

CL&P is a wholly-owned operating company subsidiary of Northeast Utilities and an affiliate of Western Massachusetts Electric Company ("WMECo"), an electric company that operates in Massachusetts. CL&P is not engaged in the business of supplying retail electric service in Massachusetts, has no ratepayers in Massachusetts, is not selling assets in Massachusetts, and is
regulated by numerous other jurisdictions.<3>   Because CL&P is an affiliate
of WMECo, findings by the Department are required.

With its petition, CL&P filed a Motion for Protective Treatment for the Purchase and Sales Agreements ("PSAs") that it entered into with NRG and NGC. The Motion is discussed in Section II, below.

After notice duly published, the Department conducted a public hearing at its Boston offices on October 27, 1999 to afford interested persons an opportunity to comment on CL&P's proposal.

II. MOTION FOR PROTECTIVE TREATMENT

A. Introduction

CL&P filed, pursuant to G.L. c. 25, Section 5D, a Motion for Protective Treatment ("Motion") of the PSAs that it entered into with NRG and NGC for the sale of its fossil-fueled and hydroelectric generating assets.
CL&P argues that the PSAs are commercially sensitive in that they establish bidder strategy and are the outcome of the auction process (Motion at 1). CL&P notes that the DPUC has awarded confidential status to the PSAs (id. at 2-3). To bolster its argument, CL&P incorporated into its Motion, the arguments of J.P. Morgan Securities, Inc.("J.P.Morgan") in the Motion for Protective Order that they filed in Western Massachusetts Electric Company, D.T.E. 99-74.<4> In that case, J.P. Morgan contended that withholding a PSA from public disclosure is consistent with the Commonwealth's electric restructuring statutes in light of the importance of an expectation of privacy in promoting competition (JPM Motion at 4). J.P. Morgan argued that, in light of the developing and relatively narrow market to purchase generating assets, information about a bidder's approach to an auction does not become less commercially sensitive simply because the auction is ended (id.).

B.  Standard of Review

General Law c. 25, Section 5D provides that the Department may protect from public disclosure trade secrets, confidential, competitively sensitive or other proprietary information provided in the course of proceedings before the Department. Section 5D also states that "[t]here shall be a presumption that the information for which such protection is sought is public information and the burden shall be upon the proponent of such protection to prove the need for such protection." Thus, the burden on the company is to establish the need for protection of the information cited by the company. In determining the existence and extent of such a need, the Department must consider the presumption in favor of disclosure and the specific reasons that disclosure of the information benefits the public interest. The Berkshire Gas Company et al., D.P.U. 93-187/188/189/190, at 16 (1994).

C. Analysis and Findings

The Department has found that information regarding the specific bids that a company received in preparing to divest is competitively sensitive and should be protected from public disclosure. Fitchburg Gas and Electric Light Company, D.T.E. 98-121 (1998). In Fitchburg, the Department stated that disclosure of information regarding the specific bids that were received could undermine its efforts to secure the highest bids during the on-going divestiture process. Id. at 4. Moreover, the Department has stated that protecting information from public disclosure concerning specific bids would likely add value to a company's assets and increase its ability to negotiate higher prices when divesting other portions of its portfolio. Id.

In the instant matter, no such information is contained in the PSA. While it is true that the PSA is the outcome of an auction process, we reject the argument that the PSA reflects bidder strategy. The Department notes that the PSA delineates the terms and conditions of the sale of specific assets; it does not describe the strategy of either the buyer or seller of those assets. Moreover, the PSA is no indication of the strategy that the buyer or seller would employ in the future.<5>

The Department also rejects the argument that we should protect the PSA from public disclosure as a gesture of comity to the DPUC. The DPUC is governed by the laws and regulations of the State of Connecticut and makes its findings in accordance with those laws. Similarly, this Department is governed by Massachusetts' laws and regulations. As noted above, the Department finds that CL&P's arguments to protect the PSA from public disclosure do not meet the standard established by the Massachusetts General Court and implemented by this Department.

Accordingly, the Department finds that the CL&P has not provided sufficient reasons to protect the PSA from public disclosure in accordance with G.L. c. 25, Section 5D, and hereby denies CL&P's Motion for Protective Treatment.

IV.  FINDINGS UNDER 15 U.S.C. 79z-5a(c)

A.  Introduction

As noted above, CL&P requests that the Department designate the assets being sold to NRG and NCG, as facilities eligible for EWG status pursuant to 15 U.S.C. 79z-5a(c) (Exh. CL&P-1, at 3-5). CL&P explains that it seeks this finding so that when the assets are ultimately transferred, NRG and NGC would be able to file with the FERC for EWG designation of those assets (id. at 2). CL&P states that for the fossil-fueled and the hydroelectric generating assets to be considered as eligible facilities, the Department must make a specific determination that divestiture of the assets: (1) will benefit consumers, (2) is in the public interest, and (3) does not violate state law. U.S.C. Section 79z-5a(c) (id. at 3-4).

B.  Position of CL&P

In support of its motion, CL&P posits that wholesale power generation facilities, once divested, will compete openly in the wholesale market, causing the reduction in wholesale power prices (id. at 4). CL&P argues that the reduction of wholesale prices that will result from this divestiture will benefit consumers (id.).

Further, CL&P states that designation of the assets as eligible facilities is in the public interest since it would accomplish the Commonwealth's stated goals of eliminating the vertical integration of the electric utility industry and of making electricity generation a competitive function (id.). Finally, CL&P contends that the designation proclaiming the assets as eligible facilities does not violate state law (id.) To the contrary, CL&P argues that the sale of assets is consistent with the G.L. c. 164, Section 1 et seq., which mandates divestiture of generating assets (id. at 5-6).

C. Analysis and Findings

The Department, as a state commission with retail rate authority over WMECo has reviewed CL&P records relating to sale of its fossil-fueled and hydroelectric generating assets (Exh. CL&P-1, Att. B). The Department notes that NGC and NRG propose to purchase the assets in order to operate them as an EWG, with the purchase price reflecting that expectation (id.).

The Department agrees with CL&P that the sale of the assets will likely add to the availability of generating capacity in the competitive generation market in New England. This increased competition will lower the price to generate electricity from what it otherwise would have been. The Department finds that such a reduction in the cost to generate electricity will benefit consumers.

In addition to the benefit to consumers, the record indicates that a designation of the assets as EWGs would likely reduce the vertical integration of the electric utility industry in New England. Consequently, this will contribute to the development of a competitive wholesale generation market. The Department finds that the development of the competitive wholesale generation market is in the public interest.

Finally, because competing wholesale generators will be an integral part of the competitive generation industry that the Act was designed to enable, the Department finds that the designation of CL&P's assets as an EWG does not violate state law, but rather, furthers the objectives of the state law. Accordingly, because the Department has found that designating CL&P's fossil-fuel and hydroelectric assets as eligible facilities will benefit consumers, is in the public interest, and does not violate state law, the Department approves CL&P's petition.

VII.  ORDER

Accordingly, after due notice, opportunity for public comment, and consideration, it is hereby

ORDERED: That the sale of Connecticut Light and Power Company's 2,235 MW of fossil-fueled generating assets to NRG Energy, Inc., and 1,058 MW of hydroelectric generating assets to Northeast Generation Company be granted eligible facility status pursuant to 15 U.S.C. Section 79z-5a(c); and it is

FURTHER ORDERED: That the Motion For Protective Treatment filed by Connecticut Light and Power Company is denied.
By Order of the Department,


__________________________________
Janet Gail Besser, Chair

__________________________________
James Connelly, Commissioner

__________________________________
W. Robert Keating, Commissioner

__________________________________
Paul B. Vasington, Commissioner
__________________________________
Eugene J. Sullivan, Jr., Commissioner

Appeal as to matters of law from any final decision, order or ruling of the Commission may be taken to the Supreme Judicial Court by an aggrieved party in interest by the filing of a written petition praying that the Order of the Commission be modified or set aside in whole or in part.


Such petition for appeal shall be filed with the Secretary of the Commission within twenty days after the date of service of the decision, order or ruling of the Commission, or within such further time as the Commission may allow upon request filed prior to the expiration of twenty days after the date of service of said decision, order or ruling. Within ten days after such petition has been filed, the appealing party shall enter the appeal in the Supreme Judicial Court sitting in Suffolk County by filing a copy thereof with the Clerk of said Court. (Sec. 5, Chapter 25, G.L. Ter. Ed., as most recently amended by Chapter 485 of the Acts of 1971).







<1> CL&P is divesting the assets pursuant to Section 6(b) of Connecticut's
Public Act 98-28, an Act Concerning Electric Restructuring, codified as Conn. Gen. Stat. Section 16-244f.

<2> Title 15 of U.S.C.A. Section 79z-5(a)(a)(1) defines an EWG as
"exclusively in the business of owning, operating, or both owning and operating all or part of one or more eligible facilities and selling electric energy at wholesale."

Further, an eligible facility is used for the "generation of electric energy exclusively for sale at wholesale." 15 U.S.C.A. Section 79-5a(2)(A). Title 15 of U.S.C.A. Section 79z-5a(c) requires specific state determinations before a facility that was already under construction or operating on the date of enactment of these provisions may become an eligible facility.

<3> In addition to the Department, CL&P must also receive the approval of
FERC, the New Hampshire Public Utilities Commission, and the Connecticut Department of Public Utility Control.

<4> Western Massachusetts Electric Company, D.T.E. 99-74 is currently under consideration by the Department.

<5> The Department notes that Northeast Utilities System issued a press release announcing the agreement to the sell the assets and detailing the price to be paid for the non-nuclear generation facilities. Hence, information contained within the PSA is already in the public domain.